Exhibit 99.1

Vision Marine Technologies Inc.

Consolidated financial statements

August 31, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Vision Marine Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Vision Marine Technologies Inc. (the Company) as of August 31, 2024, and the related consolidated statements of comprehensive loss, changes in equity (deficit), and cash flows for the year ended August 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2024, and the results of its operations and its cash flows for the year ended August 31, 2024, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.  The consolidated financial statements of Vision Marine Technologies Inc. as of August 31, 2023 and 2022 were audited by other auditors whose report dated November 27, 2023 expressed an unqualified opinion on those statements.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has limited cash and working capital available, has suffered recurring losses, has not achieved profitable operations and has an accumulated deficit, and has stated that a substantial doubt exists about the Company’s ability to continue as a going concern. Management’s plans regarding those matters are discussed in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe our audit provides a reasonable basis for our opinion.

M&K CPAS, PLLC

We have served as the Company’s auditor since 2024

The Woodlands, TX

December 2, 2024

PCAOB ID #2738

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Vision Marine Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vision Marine Technologies Inc. [the “Company”] as of August 31, 2023, the related consolidated statements of changes in shareholders’ equity (deficit), comprehensive loss and cash flows for each of the two years in the period ended August 31, 2023, and the related notes [collectively referred to as the “consolidated financial statements”]. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended August 31, 2023, in conformity with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) [“PCAOB”] and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor from 2021 to 2023.

Montréal, Canada

November 27, 2023, except for the effects of the reverse stock splits described in Note 2, as to which the date is December 2, 2024

Vision Marine Technologies Inc.

Consolidated statements of financial position

[Going concern uncertainty – see note 2]

As at August 31,

	2024	2023
	$	$
Assets
Current
Cash	63,126	3,359,257
Trade and other receivables [note 6]	138,656	550,836
Income tax receivable	6,454	98,540
Inventories [note 7]	6,209,287	2,445,554
Prepaid expenses [note 7]	2,156,844	1,973,591
Grants and investment tax credits receivable [note 22]	—	—
Share subscription receivable [note 18]	39,200	39,200
Advances to related parties [note 18]	—	20,135
Total current assets	8,613,567	8,487,113
Right-of-use assets [note 9]	260,807	2,414,593
Property and equipment [note 10]	1,578,422	2,313,926
Intangibles [note 11]	868,543	966,724
Deferred income taxes [note 24]	92,973	68,460
Goodwill [note 5]	—	9,680,941
Other financial assets	5,929	114,755
Total assets	11,420,241	24,046,512

Liabilities and shareholders’ equity
Current
Credit facility [note 12]	—	155,000
Trade and other payables [notes 13 & 18]	4,497,508	1,754,900
Provision on onerous contracts	91,667	91,667
Contract liabilities [note 14]	827,642	1,815,731
Advances from related parties [note 18]	84,616	—
Current portion of lease liabilities [note 15]	122,077	647,638
Current portion of long-term debt [note 16]	101,397	271,546
Other financial liabilities	—	113,695
Total current liabilities	5,724,907	4,850,177
Lease liabilities [note 15]	137,715	1,994,156
Long-term debt [note 16]	357,243	33,783
Derivative liabilities [note 17]	2,180,389	5,558,822
Deferred income taxes [note 23]	—	45,137
Total liabilities	8,400,254	12,482,075

Shareholders’ equity
Capital stock [note 19]	55,421,479	50,395,717
Contributed surplus [note 20]	12,080,817	11,684,829
Accumulated other comprehensive income	1,127,048	1,032,628
Deficit	(65,609,357)	(51,548,737)
Total shareholders’ equity	3,019,987	11,564,437
	11,420,241	24,046,512

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of changes in equity (deficit)

[Going concern uncertainty – see note 2]

Year ended August 31,

							Accumulated
							other
					Contributed		comprehensive
	Common shares		Pre-funded warrants		surplus	Deficit	income	Total
	Units	$	Units	$	$	$	$	$
Shareholders’ equity as at August 31, 2021	61,669	42,834,982	—	—	7,861,405	(17,559,766)	388,566	33,525,187
Total comprehensive loss	—	—	—	—	—	(13,111,785)	309,105	(12,802,680)
Securities issuance, net of transaction costs of nil [note 19]	696	606,609	—	—	—	—	—	606,609
Share-based compensation [note 20]	—	—	—	—	2,699,481	—	—	2,699,481
Shareholders’ equity as at August 31, 2022	62,365	43,441,591	—	—	10,560,886	(30,671,551)	697,671	24,028,597
Total comprehensive loss	—	—	—	—	—	(20,877,186)	334,957	(20,542,229)
Securities issuance – options exercised	427	175,699	—	—	(12,239)	—	—	163,460
Securities issuance, net of transaction costs of $800,744 [note 19]	20,003	6,778,427	—	—	—	—	—	6,778,427
Share-based compensation [note 20]	—	—	—	—	1,136,182	—	—	1,136,182
Shareholders’ equity as at August 31, 2023	82,795	50,395,717	—	—	11,684,829	(51,548,737)	1,032,628	11,564,437
Total comprehensive loss	—	—	—	—	—	(14,060,620)	94,420	(13,966,200)
Securities issuance – preferred shares converted	11,642	301,997	—	—	—	—	—	301,997
Securities issuance – warrants exchanged	41,858	2,406,645	475	38,725	—	—	—	2,445,370
Securities issuance, net of transaction costs of $246,298 [note 19]	27,108	2,278,395	—	—	—	—	—	2,278,395
Share-based compensation - warrants [note 20]	—	—	—	—	175,236	—	—	175,236
Share-based compensation – stock options [note 20]	—	—	—	—	220,752	—	—	220,752
Shareholders’ equity as at August 31, 2024	163,403	55,382,754	475	38,725	12,080,817	(65,609,357)	1,127,048	3,019,987

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of comprehensive loss

[Going concern uncertainty – see note 2]

Year ended August 31,

	2024	2023	2022
	$	$	$
Revenues [note 21]	3,794,345	5,651,502	7,350,946
Cost of sales [note 7]	2,296,907	4,115,076	4,065,381
Gross profit	1,497,438	1,536,426	3,285,565

Expenses
Research and development [note 18]	2,739,022	5,704,912	2,242,794
Office salaries and benefits [note 18]	3,307,420	4,014,181	3,335,799
Selling and marketing expenses	2,021,930	3,470,772	1,972,306
Professional fees	3,251,172	3,764,465	3,590,816
Office and general	2,360,816	3,100,024	1,949,583
Share-based compensation [note 20]	220,752	1,136,182	2,699,481
Impairment loss on debentures [note 8]	—	2,637,000	—
Depreciation and amortization	830,876	588,957	268,490
Goodwill impairment loss [note 5]	8,704,182	—	—
Gain on deconsolidation of subsidiary [note 30]	(175,589)	—	—
Net finance (income) expense [note 23]	(7,480,761)	(1,604,536)	223,660
Other expense (income)	33,701	(117,470)	(143,922)
	15,813,521	22,694,487	16,139,007
Loss before tax	(14,316,083)	(21,158,061)	(12,853,442)
Income taxes [note 24]
Current tax expense (recovery)	9,913	(70,607)	182,854
Deferred tax expense (recovery)	(265,376)	(210,268)	75,489
	(255,463)	(280,875)	258,343
Net loss for the period	(14,060,620)	(20,877,186)	(13,111,785)

Items of comprehensive income that will be subsequently reclassified to earnings:
Foreign currency translation differences for foreign operations, net of tax	94,420	334,957	309,105
Other comprehensive income, net of tax	94,420	334,957	309,105
Total comprehensive loss for the year, net of tax	(13,966,200)	(20,542,229)	(12,802,680)

Weighted average shares outstanding	91,529	69,587	61,961
Basic and diluted loss per share	(153.62)	(300.02)	(211.61)

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of cash flows

[Going concern uncertainty – see note 2]

Year ended August 31,

	2024	2023	2022
	$	$	$
Operating activities
Net loss	(14,060,620)	(20,877,186)	(13,111,785)
Depreciation	1,022,437	1,060,897	955,513
Accretion on long-term debt and lease liability	161,930	166,719	157,270
Share-based compensation – options and warrants	395,988	1,136,182	2,699,481
Shares issued for services	1,262,934	1,670,415	596,608
Net loss on debentures	—	2,435,000	330,000
Goodwill impairment loss [note 5]	8,704,182	—	—
Transaction costs – Preferred Shares [note 17]	1,535,627	—	—
Loss on disposal of property and equipment	199,224	173,375	—
Interest income received	—	—	85,000
Income tax expense	(255,463)	(280,875)	258,343
Income tax paid	(9,219)	(14,040)	(373,196)
Income tax recovered	8,802	—	—
Gain on derivative liabilities	(12,081,094)	(1,770,689)	—
Loss on securities exchange	1,715,543	—	—
Loss on warrant re-pricing	887,827	—	—
Gain on deconsolidation of subsidiary [note 30]	(175,589)	—	—
Gain on lease termination	(168,030)	(50,329)	(5,652)
Effect of exchange rate fluctuation	(42,279)	49,670	17,398
	(10,897,800)	(16,300,861)	(8,391,020)
Net change in non-cash working capital items
Trade and other receivables	253,232	(78,288)	(152,808)
Provision for onerous contracts	—	91,667	—
Inventories	(3,778,018)	(351,778)	(117,692)
Grants and investment tax credits receivable	—	681,663	(573,361)
Other financial assets	25,101	4,121	(85,597)
Prepaid expenses	(215,317)	498,710	(1,927,459)
Trade and other payables	3,075,003	724,569	182,277
Contract liabilities	(59,256)	786,413	130,605
Other financial liabilities	(45,149)	(64,139)	(61,764)
Cash used in operating activities	(11,642,204)	(14,007,923)	(10,996,819)

Investing activities
Proceeds from sale of subsidiary [note 30]	1,089,302	—	—
Additions to property and equipment	(536,946)	(938,802)	(1,175,931)
Proceeds from the disposal of property and equipment	126,568	401,782	243,630
Additions to intangible assets	(63,316)	—	(32,202)
Cash provided by (used in) investing activities	615,608	(537,020)	(964,503)

Financing activities
Increase (Decrease) in credit facility	(155,000)	155,000	—
Addition in long-term debts	527,000	258,000	282,424
Repayment of long-term debt	(419,449)	(207,607)	(135,230)
Advances from related parties	101,883	—	176,771
Issuance of Convertible Preferred Shares and Warrants [note 17]	6,545,298	—	—
Issuance of Voting Common Shares and Warrants – net of transaction costs [note 19]	1,781,194	12,437,523	—
Shares issued upon options conversion	—	163,461	10,001
Repayment of lease liabilities	(650,461)	(726,893)	(695,749)
Cash provided by (used in) financing activities	7,730,465	12,079,484	(361,783)
Net decrease in cash during the year	(3,296,131)	(2,465,459)	(12,323,105)
Cash, beginning of year	3,359,257	5,824,716	18,147,821
Cash, end of year	63,126	3,359,257	5,824,716

See accompanying notes

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

1. Incorporation and nature of business

Vision Marine Technologies Inc. [the “Company”] was incorporated on August 29, 2012 and its principal business is to manufacture and sell or rent electric boats. The Voting Common Shares of the Company are listed under the trading symbol “VMAR” on Nasdaq.

The Company is incorporated in Canada and its head office and registered office is located at 730 Curé-Boivin boulevard, Boisbriand, Quebec, J7G 2A7.

Business seasonality

The Company’s operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of its reportable segments. This means the Company’s results in one quarter are not necessarily indicative of how the Company will perform in a future quarter.

Sale of electric boats

The sale of electric boats segment has a seasonal aspect to its operations. Most customers purchase their electric boats from the Company with the intention of utilizing them during the summer period which typically runs from early June to late August and corresponds to the Company’s fourth quarter of a financial year. As such, the revenues in this operating segment fluctuate based on the level of boat deliveries, with a high and a low in the fourth quarter and the first quarter, respectively.

Rental of electric boats

Revenue generated by the rental of electric boats segment also has a seasonal aspect to its operations. Boat rental as an activity is highly sought by customers when the weather is milder, which is typically the case during the period from May to August. A colder-than-expected or rainier summer in any given year could have an impact on the segment’s revenues and hence on its profitability. Revenue from the boat club memberships is not impacted by seasonality as the memberships are typically on an annual basis.

2. Basis of preparation and going concern uncertainty

Compliance with IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”] and interpretations issued by the International Financial Reporting Interpretations Committee [“IFRIC”] in effect on August 31, 2024.

The consolidated financial statements were authorized for issue by the Board of Directors on December 2, 2024.

Going concern uncertainty

As of August 31, 2024, the Company has cash of $63,126 and working capital of $2,888,660. The Company has incurred recurring losses, has not yet achieved profitable operations and has a deficit of $65,609,357 since its inception. The cash flows from operations were negative for the three years ended August 31, 2024. Additional financing will be needed by the Company to fund its operations and to commercialize the E-Motion powertrain business. These matters, when considered in aggregate, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern for at least 12 months from the issuance of these consolidated financial statements. In view of these matters, continuation as a going concern is dependent upon the continued operations of the Company which will be determined by the Company’s ability to meet its financial requirements, including its ability to raise additional capital.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

The Company is evaluating several different strategies and is actively pursuing actions that are expected to increase its liquidity position, including, but not limited to, pursuing additional cost savings initiatives and seeking additional financing from both the public and private markets through the issuance of equity securities. For the year ended August 31, 2024, the Company was able to raise net proceeds from issuance of shares of $8,326,492. However, the Company’s management cannot provide assurances that the Company will be successful in accomplishing any of its proposed financing plans. Management also cannot provide any assurance as to unforeseen circumstances that could occur within the next 12 months which could increase the Company’s need to raise additional capital on an immediate basis, which additional capital may not be available to the Company.

The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These consolidated financial statements as at and for the year ended August 31, 2024 do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate. Such adjustments could be material.

Basis of consolidation

The consolidated financial statements include the accounts of the Company, and the subsidiaries that it controls. Control exists when the Company has the power over the subsidiary, when it is exposed or has rights to variable returns from its involvement with the subsidiary and when it has the ability to use its power to affect its returns. Subsidiaries that the Company controls are consolidated from the effective date of acquisition up to the effective date of disposal or loss of control.

Details of the Company’s significant subsidiaries at the end of the reporting period are set out below.

Name of subsidiary	Principal activity	Country of incorporation and operation	Proportion of ownership held by the Company
7858078 Canada Inc.	Owns an electric boat rental center	Canada	100%
EB Rental, Ltd.	Operates an electric boat rental center	United States	nil
EB Rental Ventura Corp.	Operates an electric boat rental center	United States	100%
EB Rental FL Corp.	Operates an electric boat rental center	United States	100%
EBR Palm Beach Inc.	Operates an electric boat rental center	United States	100%
Vision Marine Technologies Corp.	Operates an electric boat service center	United States	100%

On April 25, 2024, the Company disposed of its 100% ownership in EB Rental Ltd., which was deconsolidated at that date. See note 30 for details.

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Areas where estimates are significant to the consolidated financial statements are disclosed in note 4.

Reverse stock splits

On August 22, 2024, the Company implemented a reverse stock split, consolidating every 15 Voting Common Shares into 1 Voting Common Share. On October 8, 2024, the Company implemented a subsequent reverse stock split, consolidating every 9 Voting Common Shares into 1 Voting Common Share. In accordance with IFRS, all references to common shares, Pre-Funded Warrants, Series A and B Convertible Preferred Shares, warrants and options have been adjusted to reflect both reverse stock splits, despite the fact that the latter occurred in the subsequent period. Comparative references to the above have also been adjusted to reflect the two reverse stock splits.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

3. Significant accounting policies

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash held on trust, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less.

Trade and other receivables

Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for expected credit losses. Trade receivables are generally due for settlement within 30 days.

The Company has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit loss, trade receivables have been grouped based on days overdue.

Other receivables are recognized at amortized cost, less any allowance for expected credit loss.

Inventories

Inventories are stated at the lower of cost and net realizable value. Raw materials are valued on a first-in first-out basis. Cost of work in progress and finished goods comprises direct materials and delivery costs, direct labour, import duties and other taxes, and appropriate proportion of variable and fixed overhead expenditure based on normal operating capacity. Cost of purchased inventory is determined after deducting rebates and discounts received or receivable.

Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and the estimated costs necessary to make the sale.

Grants and investment tax credits

Government grants are recognized where there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. Where retention of a government grant is dependent on the Company satisfying certain criteria, it is initially recognized as deferred income. When the criteria for retention have been satisfied, the deferred income balance is released to the statement of consolidated comprehensive loss or netted against the asset purchased.

Leases

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease [i.e., the date the underlying asset is available for use]. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term ranging from two to six years. Right-of-use assets are subject to impairment.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments [including in-substance fixed payments] less any lease incentives receivable and variable lease payments that depend on an index or a rate. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. Interest accretion is recorded as interest expense in finance costs. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value [i.e., below $5,000]. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term. For the year-ended August 31, 2024, the expense for leases of low-value assets is insignificant.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset.

Depreciation is recorded to recognize the cost of assets over their useful lives. The estimated useful lives and depreciation methods are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Asset type	Methods	Rates
Computer equipment	Declining balance method	55%
Machinery and equipment	Declining balance method	20%
Rolling stock	Declining balance method	30%
Leasehold improvements	Straight-line method	Over the term of the lease
Boat rental fleet	Straight-line method	15 years
Moulds	Straight-line method	25 years

Any item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales and proceeds and the carrying amount of the asset and is recognized in profit or loss.

Repairs and maintenance costs that do not improve or extend productive life are recognized in profit or loss in the period in which the costs are incurred.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

Intangible assets and goodwill

Expenditure on research activities is recognized in net earnings as incurred.

Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in net earnings as incurred. The Company has not capitalized any development costs. When awarded with government grants and income tax credits, the Company recognizes the income either in net loss, netted with the related expenses, or as a reduction of the cost, when related with capitalized development expenditure.

Goodwill arising from business combinations is initially recognized when the fair value of the separately identifiable assets the Company acquired and liabilities the Company assumed is lower than the consideration paid [including the recognized amount of the non-controlling interest, if any]. If the fair value of the consideration transferred is lower than that of the separately identified assets and liabilities, the Company immediately recognizes the difference as a gain in the consolidated statement of comprehensive loss.

Other intangible assets, including intellectual property, software, trade name, backlog and website that have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

Amortization is calculated over the cost of the asset less its residual value. Amortization is recognized in net earnings on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The estimated useful lives are as follows:

Asset type	Methods	Rates
Intellectual property	Straight-line method	10 years
Software	Straight-line method	7 years
Trade name	Straight-line method	5 years
Backlog	Straight-line method	3 years
Website	Straight-line method	5 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Impairment of non-financial assets

Non-financial assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets, other than goodwill, to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated. Where it is not possible to estimate the recoverable amount of an individual asset, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets [the “cash-generating unit”, or “CGU”].

Recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. If the recoverable amount of an asset or CGU is lower than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised recoverable amount, to the extent that the carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized. A reversal of an impairment loss is recognized immediately in the consolidated statement of comprehensive loss.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

Goodwill

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill is allocated to each of the Company’s CGU [or groups of CGUs] that is expected to benefit from the synergies of the combination. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the CGU may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the goodwill allocated to the CGU and then, to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis. Any impairment loss is recognized in the consolidated statement of comprehensive loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Trade and other payables

These amounts represent liabilities for goods and services provided to the entity prior to the end of the financial year and which are unpaid. Due to their short-term nature, they are measured at amortized cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event, it is probable the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. If the time value of money is material, provisions are discounted using a current pre-tax rate specific to the liability. The increase in the provision resulting from the passage of time is recognized as a finance cost.

Onerous contracts

An onerous contract is a contract under which the unavoidable costs (i.e., the costs that the Company cannot avoid because it has the contract) of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it. The cost of fulfilling a contract comprises the costs that relate directly to the contract (i.e., both incremental costs and an allocation of costs directly related to contract activities).

When the Company has a contract that is onerous, the present obligation under the contract is recognized and measured as a provision. However, before a separate provision for an onerous contract is established, the Company recognizes any impairment loss that has occurred on assets used in fulfilling the contract.

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Assets and liabilities measured at fair value are classified into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed at each reporting date and transfers between levels are determined based on a reassessment of the lowest level of input that is significant to the fair value measurement.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

Financial instruments

Classification and measurement of financial instruments

The Company measures its financial assets and financial liabilities at fair value on initial recognition, which is typically the transaction price unless a financial instrument contains a significant financing component. Subsequent measurement is dependent on the financial instrument’s classification which in the case of financial assets, is determined by the context of the Company’s business model and the contractual cash flow characteristics of the financial asset. Financial assets are classified into two categories: [1] measured at amortized cost and [2] fair value through profit and loss [“FVTPL”]. Financial liabilities are subsequently measured at amortized cost at the effective interest rate, other than financial liabilities that are measured at FVTPL or designated as FVTPL where any change in fair value resulting from an entity’s own credit risk is recorded as other comprehensive income [“OCI”].

The Company assesses the classification of warrants to purchase common shares of the Company, whether the warrants issued meet the criteria of an equity instrument (i.e. the warrants would be settled by the issuance of fixed number of common shares of the Company at a fixed exercise price) or a financial liability. Since the exercise price of these warrants is denominated in U.S. dollars, while the functional currency of the Company is Canadian dollar, the value of the proceeds on exercise of the warrants is not fixed and will vary based on the foreign exchange rate movements. As such, the Company classified the warrants, other than warrants issued as compensation for goods and services, as derivative liabilities, measured at fair value at initial recognition and at each reporting period. Any changes in fair value are recorded as gain or loss in the consolidated statement of comprehensive loss. Refer to note 20 and 26 for details on the warrants issued and outstanding for the year ended August 31, 2024, the derivative liabilities recorded and the assumptions used to determine the fair value.

The Company assesses the classification of the Series A and B Convertible Preferred Shares of the Company, whether these securities meet the criteria of an equity instrument (i.e. they would be settled by the issuance of fixed number of common shares of the Company upon conversion) or a financial liability. Since the conversion price of these securities is denominated in U.S. dollars, while the functional currency of the Company is Canadian dollar, the number of common shares to be issued on conversion is not fixed and will vary based on the foreign exchange rate movements. As such, the Company classified the Series A and B Convertible Preferred Shares as derivative liabilities, measured at fair value at initial recognition and at each reporting period. The fair value gain or loss determined at the initial recognition date of these securities is amortized over the period between the initial recognition date and the forced conversion date. Any subsequent changes in fair value are recorded as gain or loss in the consolidated statement of comprehensive loss. Refer to notes 17 and 26 for details on the Series A and B Convertible Preferred Shares issued and outstanding for the year ended August 31, 2024, the derivative liabilities recorded and the assumptions used to determine the fair value.

Amortized cost

The Company classifies trade and other receivables, other financial assets, trade and other payables, other financial liabilities, long-term debt and advances to/from related parties as financial instruments measured at amortized cost. The contractual cash flows received from the financial assets are solely payments of principal and interest and are held within a business model whose objective is to collect the contractual cash flows.

Fair value through profit and loss

The Company classifies debentures as financial instruments measured at fair value through profit and loss since the contractual cash flows received from the financial asset are not solely payments of principal and interest.

Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets measured at amortized cost. The measurement of the loss allowance depends upon the Company’s assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain. Where there has not been a significant increase in exposure to credit risk, a 12-month expected credit loss

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

allowance is estimated. The amount of expected credit loss recognized is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate. Impairment provisions for current and non-current trade receivables are recognized based on the simplified approach within IFRS 9 using a provision matrix in the determination of the lifetime expected credit losses.

Equity instruments

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issuance costs.

The Company’s common shares and Pre-Funded Warrants are classified as equity instruments.

Revenue recognition

Revenue is recognized at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the Company:

●	identifies the contract with the customer;
●	identifies the performance obligations in the contract;
●	determines the transaction price which takes into account estimates of variable consideration and the time value of money;
●	allocates the transaction price to separate performance obligations on the basis of relative stand-alone selling price of each distinct good or service to be delivered; and,
●	recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

The Company enters into contracts with customers, as well as distributor agreements with specific distributors for the sale of boats.

Sale of boats

Revenue from the sale of boats, including incidental shipping fees, is recognized at the point in time when the customer obtains control of the goods, which is generally at the shipping point. In the context of its distributor agreements, control is passed at the shipping point to the distributor as the Company has no further performance obligations at that point. The Company concluded that it is the principal in its revenue arrangements, because it typically controls the boats before transferring them to the customer. The amount of consideration the Company receives, and the revenue recognized varies with volume rebate programs offered to distributors. When the Company offers retrospective volume rebates, it estimates the expected volume rebates based on an analysis of historical experience, to the extent that it is highly probable that a significant reversal will not occur. The Company adjusts its estimate of revenue related to volume rebates at the earlier of when the most likely amount of consideration expected to be received changes or when the consideration becomes fixed.

The Company recognizes customer deposits on the sale of boats as contract liabilities.

Boat rental and boat club membership revenue

Revenue from boat rentals is recognized at a point in time when the services are completed given the short term rental period. Boat club membership revenue is recognized over time as the service is provided. These services are typically provided, and thus revenue is typically recognized, on a monthly basis.

The Company recognizes customer prepayments on boat rentals and boat club memberships as contract liabilities.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

Sale of parts and boat maintenance

Revenue from the sale of parts and related maintenance services are recognized at the point in time when the customer obtains control of the parts and when services are completed.

Other

Other revenue is recognized when it is received or when the right to receive payment is established.

Contract liabilities

A contract liability is recognized if a payment is received, or a payment is due [whichever is earlier] from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract [i.e., transfers control of the related goods or services to the customer].

Share-based payments

The Company has a share option plan for key employees, consultants, advisors, officers and directors from which options to purchase common stock of the Company are issued. The Company also issues warrants to non-employees granting the right to purchase common stock of the Company at a determined exercise price. Share-based compensation costs are accounted for on a fair value basis, as measured at the grant date, using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services similar to those performed by an employee. In situations where options or warrants have been issued to non-employees and some or all of the services received by the Company can be specifically identified, the options or warrants are measured at the fair value of the services received. If the services cannot be specifically identified, the options or warrants are measured at the fair value of the options issued.

All share-based remuneration is ultimately recognized as an expense in profit or loss with a corresponding credit to contributed surplus. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Any adjustment to cumulative share-based compensation resulting from a revision is recognized in the current period. The number of vested options ultimately exercised by holders does not impact the expense recorded in any period.

Foreign currency translation

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. The functional currency of 7858078 Canada Inc. is the Canadian dollar while the functional currencies for EB Rental, Ltd., EB Rental Ventura Corp., EB Rental FL Corp., EBR Palm Beach Inc. and Vision Marine Technologies Corp. are the US dollar. The Company and its subsidiaries each determine their functional currency based on the currency of the primary economic environment in which they operate. Transactions denominated in a currency other than the functional currency of an entity are translated at the exchange rate in effect on the transaction date. The resulting exchange gains and losses are included in each entity’s net loss in the period in which they arise.

The Company’s foreign operations are translated to the Company’s presentation currency, for inclusion in the consolidated financial statements. Foreign-denominated monetary and non-monetary assets and liabilities of foreign operations are translated at exchange rates in effect at the end of the reporting period and revenue and expenses are translated at exchange rates in effect at the transaction date. The resulting translation gains and losses are included in other comprehensive income with the cumulative gain or loss reported in accumulated other comprehensive income. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

The exchange rates for the currencies used in the preparation of the consolidated financial statements were as follows:

	Exchange rate as at		Average exchange rate for year ended
	August 31,	August 31,	August 31,	August 31,
	2024	2023	2024	2023
US dollar	1.3491	1.3535	1.3601	1.3465

Taxes

Tax expense comprises current and deferred tax. Tax is recognized in net loss except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable on differences between the carrying amounts of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition [other than in a business combination] of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity holders of the Company by the weighted average number of common stock outstanding during the year.

Diluted income per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common stock outstanding, adjusted for the effects of all dilutive potential common stock. For the purpose of calculating diluted earnings per share, the Company assumes the exercise of dilutive options and warrants of the entity. The assumed proceeds from these instruments are regarded as having been received from the issue of common stock at the average market price of common shares during the period. The difference between the number of common shares issued and the number of common shares that would have been issued at the average market price of common shares during the period is treated as an issue of common shares for no consideration.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

Standards issued but yet not effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued amendments to IFRS 16, Leases, to specify the requirements that a seller- lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

●	What is meant by a right to defer settlement
●	That a right to defer must exist at the end of the reporting period
●	That classification is unaffected by the likelihood that an entity will exercise its deferral right
●	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must be applied retrospectively.

This will result in reclassification of the Company's derivative liabilities from long-term to short-term liabilities [note 17].

Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements

The amendments clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must be applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

Amendments to IAS 1 - Non-current liabilities with agreements

In October 2022, amendments to IAS 1 were issued to clarify that only covenants with which an entity must comply on or before the reporting date will affect a liability's classification as current or non-current. When noncurrent liabilities from loan arrangements are subject to future covenants, a company now needs to disclose information in the notes to help users of financial statements understand the risk that those liabilities could become repayable within 12 months after the reporting date. The amendments clarify that only covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. The amendments are not expected to have a material impact on the Company’s financial statements.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

Amendments to IAS 21 - Effect of variations in exchange rates - Lack of interchangeability

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information. The amendments are not expected to have a material impact on the Company’s financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. IFRS 18 also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Company is currently working to identify all impacts that the amendments will have on the primary financial statements and notes to the financial statements.

4. Significant accounting estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates.

Going concern uncertainty

In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern, management must estimate future cash flows for a period of at least twelve months following the end of the reporting period by considering relevant available information about the future. In addition, management must make assumptions about what actions it will take to increase the Company’s liquidity position. Given that it is difficult to adequately predict future cash flows and the Company’s ability to raise additional financing, management has concluded that there are material uncertainties related to events or conditions that raise substantial doubt upon the Company’s ability to continue as a going concern for at least the next twelve months.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The Company concluded the fair value less costs of disposal will yield a higher recoverable amount, which is based on a discounted cash flow (“DCF”) model. The fair value measurement is categorized within Level 3 of the fair value hierarchy. The cash flows are derived from cash flow projections over a 5-year period, including future investments and expansion activities that will enhance the performance of the assets of the CGU.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

As at August 31, 2024, all of the Company’s goodwill is allocated to the boat rental operation CGU, which represents the lowest level within the Company at which the goodwill is monitored for internal management purposes. For the year ended August 31, 2024, the Company recorded a goodwill impairment loss of $8,704,182. See note 5 for details.

The recoverable amount is sensitive to the discount rate used for the DCF model, as well as the expected future cash-inflows, gross profit and the growth rate used for extrapolation purposes. The post-tax discount rate of 28% used in the DCF is based on a weighted average cost of capital calculated using observable market-based inputs or a benchmark of a sample of representative publicly traded companies. The long-term growth rate of 2% used for extrapolation purposes is based on published research growth rates. Any reasonable negative change in the key assumptions used could cause the carrying value of this CGU to exceed its recoverable amount.

Financial instruments measured at fair value

In measuring financial instruments at fair value, the Company makes estimates and assumptions, including estimates and assumptions about interest rates, credit spreads and other market conditions. Financial instruments measured at fair value include derivative liabilities [note 17] and investment in Limestone [note 8].

Provision for impairment of inventories

The provision for impairment of inventories assessment requires a degree of estimation and judgment. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventories and other factors that affect inventory obsolescence.

Income tax

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

In assessing the recoverability of deferred tax assets, the Company relies on the same forecast assumptions used elsewhere in the financial statements and in other management reports, which, among other things, reflect the potential impact of climate-related development on the business.

Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instrument at the date at which they are granted. The fair value is determined by using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. Judgment is exercised in determining the expected life and historical volatility. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities but may impact profit or loss and equity.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

Lease term

The lease term is a significant component in the measurement of both the right-of-use asset and lease liability. Judgment is exercised in determining whether there is reasonable certainty that an option to extend the lease will be exercised, when ascertaining the periods to be included in the lease term. In determining the lease term, all facts and circumstances that create an economical incentive to exercise an extension option are considered at the lease commencement date. The Company reassesses whether it is reasonably certain to exercise an extension option if there is a significant event or significant change in circumstances.

Incremental borrowing rate

Where the interest rate implicit in the lease cannot be readily determined, an incremental borrowing rate is estimated to discount future lease payments to measure the present value of the lease liability at the lease commencement date. Such a rate is based on what the Company estimates it would have to pay a third party to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset, with similar terms, security and economic environment.

5. Goodwill

On June 3, 2021, the Company completed the acquisition of EB Rental Ltd. [“EBR”] by acquiring all the issued and outstanding shares of 7858078 Canada Inc. EBR operates an electric boat rental operation located in Newport beach, California, with a fleet of over 20 ships. All boats operated by EBR are supplied by the Company, which offers the Company the ability to showcase its products and provide brand awareness. Before the acquisition, the Company and EBR were related through common ownership.

EBR was acquired for cash consideration of U.S.$4,582,367 ($5,546,039), financed entirely by the Company’s available cash on hand, and equity consideration of $3,474,232 representing 2,108 shares at U.S.$1,362.15 [approximately $1,648.35] per share.

Goodwill impairment test as at February 29, 2024

Assets that have an indefinite life, such as goodwill, are tested annually by the Company for impairment, or more frequently if events or circumstances indicate there may be impairment. During the three-month period ended February 29, 2024, the Company noted certain events and circumstances which indicated that there may be an impairment of the goodwill associated with its boat rental operation CGU (see detailed description below).

As a result of these triggering events and circumstances, the Company performed an impairment analysis for the boat rental operation CGU as at February 29, 2024.  As a result of this analysis, the Company determined that the carrying amount of the goodwill associated with the boat rental operation CGU exceeded its recoverable amount and, accordingly, the Company recorded a goodwill impairment loss of $4,274,000 for the six-month period ended February 29, 2024. As a result of this loss, the carrying amount of the goodwill associated with this CGU had been reduced to $5,431,975 as at February 29, 2024 [August 31, 2023 - $9,680,941]. Note that the goodwill was further reduced to $4,430,182 on April 25, 2024 following the sale of EB Rental, Ltd. See note 29 for details.

The recoverable amount was determined based on the fair value less costs of disposal approach using a discounted cash flow model. The fair value measurement is categorized within Level 3 of the fair value hierarchy. The model included forecasted cash flows based on updated financial plans prepared by management covering a five-year period taking into consideration future investments and expansion activities that will enhance the performance of the assets of the CGU and the following key assumptions:

-	Expected earnings before interest, taxes, depreciation and amortization (“EBITDA”) as a percentage of revenues for the CGU of 12.7% for the remainder of 2024, 15.8% in 2025, 19.3% in 2026, 19.9% in 2027, 20.7% in 2028 and 21.5% in 2029 and thereafter.
-	Expected working capital cash absorption ratio for the CGU of 20% of annual incremental sales increases.
-	Expected annual capital expenditure needs for the CGU of US$56,500 for the remainder of 2024, US$126,000 in 2025, US$346,800 in 2026, US$594,259 in 2027, US$229,820 in 2028, US$234,310 in 2029 and US$238,876 annually thereafter.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

The discounted cash flow model was established using a post-tax discount rate of 28.0% based on the weighted average cost of capital calculated using observable market-based inputs or benchmark of a sample of representative publicly traded companies. The terminal growth rate of 2% used is based on published long-term growth rates.

Any reasonable negative change in these key assumptions could cause additional impairment of the CGU.

In prior periods, management had based its selection of assumptions upon its assessment of the ability of the CGU to maintain the levels of growth and profitability experienced during the COVID-19 pandemic, despite the unfavourable weather conditions experienced in its key markets over the course of the fiscal year ended August 31, 2023. However, continued unfavourable weather conditions and a recent general downturn in the boating industry have had a negative impact on the CGU’s revenues and EBITDA over the first six months of the current fiscal year. In addition, management’s attempts to sell all or a portion of the Company’s boat rental operation over the current quarter have been largely unsuccessful, indicating a possible decline in value of the CGU. Therefore, the impairment charge was the result of management’s revised assumptions related to revenues and the expected EBITDA as a percentage of sales taking into account the current economic environment.

Annual goodwill impairment test as at August 31, 2024

During the three-month period ended August 31, 2024, the Company conducted its annual impairment test on the carrying value of the goodwill associated with the boat rental operation CGU in accordance with the requirements under IFRS. As a result of this analysis, the Company determined that the carrying amount of the goodwill associated with the boat rental operation CGU exceeded its recoverable amount and, accordingly, the Company recorded an additional goodwill impairment loss of $4,430,182 for the fiscal year ended August 31, 2024, which was recognized during the three-month period ended August 31, 2024. As a result of this loss, the carrying amount of the goodwill associated with this CGU has been reduced to nil as at August 31, 2024 [August 31, 2023 - $9,680,941].

The recoverable amount was determined based on the fair value less costs of disposal approach using a discounted cash flow model. The fair value measurement is categorized within Level 3 of the fair value hierarchy. The model included revised forecasted cash flows based on updated financial plans prepared by management covering a five-year period taking into consideration the performance of the CGU since the previous impairment test conducted as at February 29, 2024. The following key assumptions were used:

-	Expected earnings before interest, taxes, depreciation and amortization (“EBITDA”) as a percentage of revenues for the CGU of -11% in 2025, 4% in 2026, and 10% in 2027 and thereafter.
-	Expected working capital cash absorption ratio for the CGU of 10% of annual incremental sales increases.
-	Expected annual capital expenditure needs for the CGU of US$185,000 in 2025, US$98,040 in 2026, US$47,000 in 2027, US$63,000 in 2028, US$71,000 in 2029 and US$71,680 annually thereafter.

The discounted cash flow model was established using a post-tax discount rate of 29.0% based on the weighted average cost of capital calculated using observable market-based inputs or benchmark of a sample of representative publicly traded companies. The terminal growth rate of 2% used is based on published long-term growth rates.

When reviewing the performance of the boat rental operation CGU since the sale of EB Rental, Ltd. (note 30), management revised its forecasted cash flows downward following disappointing results over the last two quarters at its rental locations, particularly at its Palm Beach, Florida location where the Company had projected strong EBITDA due to its unique revenue sharing model which was expected to generate greater margins then the Company’s other locations. Specifically, management revised downward the forecasted revenues and EBITDA in future periods due to continued unfavourable weather conditions, particularly in the peak summer months. It has now become more likely than not that such weather conditions will be the norm rather than an anomaly as was determined in the past. In addition, the boat rental operation at Palm Beach, Florida has also had to deal with more days of high winds and tides due to its closer proximity to the ocean which has resulted in its inability to operate on those days. Finally, the opening of the Dania Beach, Florida facility has been delayed by a further three months than previously forecasted which had a negative impact on the forecasted cash flows. Therefore, as a result of these new factors, management revised its assumptions related to revenues and the expected EBITDA as a percentage of sales which resulted in the goodwill impairment loss.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

6. Trade and other receivables

	2024	2023
	$	$
Trade receivables	26,222	59,364
Sales taxes receivable	104,270	159,114
Other receivables	8,164	332,358
	138,656	550,836

Trade receivable disclosed above include amounts that are past due at the end of the reporting period for which the Company has not recognized an allowance for expected credit losses because there has not been a significant change in credit quality and the amounts are still considered recoverable.

As at August 31, 2024, trade receivables of $26,222 [2023 – $59,364] were past due but not impaired. They relate to customers with no default history. The aging analysis of these receivables is as follows:

	2024	2023
	$	$
0 – 30	—	13,986
31 – 60	21,603	—
61 – 90	—	—
91 and over	4,619	45,378
	26,222	59,364

There were no movements in the allowance for expected credit losses for the fiscal years ended August 31, 2024 and August 31, 2023.

7. Inventories

	2024	2023
	$	$
Raw materials	5,456,935	1,553,501
Work-in-process	383,968	369,753
Finished goods	368,384	522,300
	6,209,287	2,445,554

For the year ended August 31, 2024, inventories recognized as an expense amounted to $2,296,907 [2023 – $4,023,409; 2022 – $4,065,381].

For the year ended August 31, 2024, cost of sales includes depreciation of $190,618 [2023 – $471,940; 2022 - $687,023].

For the year ended August 31, 2024, prepaid expenses included deposits to suppliers for future inventory purchases of $1,780,430.

8. Investment in Limestone

On May 14, 2021, the Company subscribed for and purchased 3,400 senior unsecured subordinated convertible debentures of The Limestone Boat Company Limited [“Limestone”], a publicly traded company listed under the trading symbol “BOAT” on the TSX Venture Exchange [the “Debentures”], for an aggregate amount of $3,400,000.

The Debentures bear interest at a rate of 10% per annum, payable annually in arrears, and have a 36-month term [the “Term”]. The Debentures are convertible at any time at the option of the Company into common shares of Limestone [“Common Shares”] at a conversion price of $0.36 per Common Share [the “Conversion Price”]. If at any time following 120 days from the date of issuance of

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

the Debentures [the “Closing Date“] and prior to the date that is 30 days prior to the end of the Term, the volume weighted average closing price of the Common Shares on the TSX Venture Exchange, or such other exchange on which the Common Shares may be listed, is equal to or higher than $0.50 per Common Share for 20 consecutive trading days, Limestone may notify the Company that the Debentures will be automatically converted into Common Shares at the Conversion Price 30 days following the date of such notice.

The Debentures are carried at fair value through profit and loss and are considered as Level 2 financial instruments in the fair value hierarchy.

On January 20, 2023, Limestone announced that Limestone’s U.S. subsidiaries filed for voluntary petitions for relief under Chapter 7 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Middle District of Tennessee. As a result, the Company recorded an impairment on the entire value of the Debentures at the amount $2,637,000 for the year ended August 31, 2023 [2022 – nil].

For the year ended August 31, 2024, the Company recorded a loss of nil [2023 – $88,866; 2022 – $670,000] for the change in fair value of the Debentures and interest income of nil [2023 – $113,334; 2022 – $340,000] in net loss as a net financial income (expense).

On July 18, 2023, the Company agreed with Limestone to convert the Debentures into common shares of Limestone at a conversion price of $0.071, which was approved by the shareholders of Limestone and awaiting the issuance of the Company’s shareholder certificate. The Company maintained the fair value of its investment in Limestone at nil as at August 31, 2024.

9. Right-of-use assets

			Computer		Boat rental
	Premises	Moulds	equipment	Rolling stock	fleet	Total
	$	$	$	$	$	$
Cost
Balance at August 31, 2022	2,880,039	—	3,646	88,020	211,459	3,183,164
Additions	921,498	—	—	—	—	921,498
Disposals	—	—	—	(46,200)	(170,298)	(216,498)
Transferred to Property and equipment	—	—	(3,646)	—	(41,161)	(44,807)
Currency translation	38,255	—	—	2,099	—	40,354
Balance at August 31, 2023	3,839,792	—	—	43,919	—	3,883,711
Additions	—	67,432	—	170,037	—	237,469
Disposals	(2,186,552)	—	—	—	—	(2,186,552)
Deconsolidation on sale of subsidiary	(1,549,425)	—	—	(46,656)	—	(1,596,081)
Currency translation	9,433	—	—	1,113	—	10,546
Balance at August 31, 2024	113,248	67,432	—	168,413	—	349,093

Accumulated depreciation
Balance at August 31, 2022	822,407	—	2,878	20,315	76,464	922,064
Depreciation	615,937	—	768	23,934	21,442	662,081
Disposal	—	—	(3,646)	(13,475)	(97,906)	(115,027)
Balance at August 31, 2023	1,438,344	—	—	30,774	—	1,469,118
Depreciation	524,772	8,429	—	71,385	—	604,586
Disposal	(1,193,933)	—	—	—	—	(1,193,933)
Deconsolidation on sale of subsidiary	(748,972)	—	—	(42,513)	—	(791,485)
Balance at August 31, 2024	20,211	8,429	—	59,646	—	88,286
Net carrying amount
As at August 31, 2023	2,401,448	—	—	13,145	—	2,414,593
As at August 31, 2024	93,037	59,003	—	108,767	—	260,807

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

During the year ended August 31, 2023, the Company exercised a purchase option and paid in full a lease liability related to a computer and boat rental fleet that was previously included in the right-of-use assets. As a result, the Company transferred the assets to property and equipment assets at its net book value of $44,807 [note 10].

During the year ended August 31, 2024, the Company sold its subsidiary EB Rental, Ltd., which resulted in the deconsolidation of the subsidiary’s right-of-use assets.  As a result, the Company deconsolidated right-of-use assets with a net book value of $804,596 [note 30].

10. Property and equipment

	Machinery
	and	Rolling	Computer		Leasehold	Boat
	equipment	stock	equipment	Moulds	improvements	rental fleet	Total
	$	$	$	$	$	$	$
Cost
Balance at August 31, 2022	333,084	118,664	21,032	911,924	264,356	971,477	2,620,537
Additions	62,409	69,029	565	30,501	97,699	678,599	938,802
Transferred from Right-of-use assets	—	—	3,646	—	—	41,161	44,807
Disposals	—	(136,072)	—	—	—	(499,770)	(635,842)
Currency translation	—	(2,347)	—	—	—	(70,115)	(72,462)
Balance at August 31, 2023	395,493	49,274	25,243	942,425	362,055	1,121,352	2,895,842
Additions	30,845	3,088	—	236,654	10,000	318,991	599,578
Transferred to Inventory	—	—	—	—	—	(154,912)	(154,912)
Disposals	—	(6,213)	—	(62,632)	—	(360,881)	(429,726)
Deconsolidation on sale of subsidiary	—	—	—	—	—	(635,327)	(635,327)
Balance at August 31, 2024	426,338	46,149	25,243	1,116,447	372,055	289,223	2,275,455

Accumulated depreciation
Balance at August 31, 2022	197,804	29,999	12,803	73,028	44,505	43,416	401,555
Depreciation	31,495	25,875	4,485	37,696	69,332	72,163	241,046
Disposal	—	(21,864)	—	—	—	(38,821)	(60,685)
Balance at August 31, 2023	229,299	34,010	17,288	110,724	113,837	76,758	581,916
Depreciation	38,522	4,574	4,374	40,949	101,665	67,908	257,992
Disposals	—	(3,655)	—	(728)	—	(37,646)	(42,029)
Transferred to Inventory	—	—	—	—	—	(21,394)	(21,394)
Deconsolidation on sale of subsidiary	—	—	—	—	—	(79,452)	(79,452)
Balance at August 31, 2024	267,821	34,929	21,662	150,945	215,502	6,174	697,033

Net carrying amount
As at August 31, 2023	166,194	15,264	7,955	831,701	248,218	1,044,594	2,313,926
As at August 31, 2024	158,517	11,220	3,581	965,502	156,553	283,049	1,578,422

As at August 31, 2024, moulds of nil [August 31, 2023 – $377,253] are not depreciated because they are not ready for use.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

11. Intangible assets

	Intellectual			Trade
	Property	Software	Patents	name	Backlog	Website	Total
	$	$	$	$	$	$	$
Cost
Balance at August 31, 2022	1,035,070	101,775	—	98,294	79,550	18,858	1,333,547
Currency translation	—	—	—	6,057	4,556	1,211	11,824
Balance at August 31, 2023	1,035,070	101,775	—	104,351	84,106	20,069	1,345,371
Additions	—	—	63,316	—	—	—	63,316
Currency translation	—	—	—	(862)	(604)	(172)	(1,638)
Balance at August 31, 2024	1,035,070	101,775	63,316	103,489	83,502	19,897	1,407,049

Accumulated depreciation
Balance at August 31, 2022	159,089	24,700	—	14,439	19,830	2,819	220,877
Depreciation	103,508	12,920	—	20,426	16,911	4,005	157,770
Balance at August 31, 2023	262,597	37,620	—	34,865	36,741	6,824	378,647
Depreciation	103,507	12,920	1,277	21,028	17,082	4,045	159,859
Balance at August 31, 2024	366,104	50,540	1,277	55,893	53,823	10,869	538,506

Net carrying amount
As at August 31, 2023	772,473	64,155	—	69,486	47,365	13,245	966,724
As at August 31, 2024	668,966	51,235	62,039	47,596	29,679	9,028	868,543

During the fiscal year ended August 31, 2024, the Company completed five patent applications for a cash consideration of $63,316.

12. Credit facility

The Company had an authorized line of credit of $250,000, renewable annually, bearing interest at prime rate plus 1%, secured by a first ranking movable hypothec of $750,000 on all present and future accounts receivable and inventory. Effective March 31, 2024, the line of credit was not renewed and closed. As at August 31, 2024, the Company has drawn an amount of nil [August 31, 2023 – $155,000] on the line of credit.

13. Trade and other payables

	2024	2023
	$	$
Trade payables	3,883,020	1,107,310
Sales taxes payable	—	62,398
Salaries, vacation and other employee benefits payables	614,488	585,192
	4,497,508	1,754,900

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

14. Contract liabilities

	2024	2023
	$	$
Opening balance	1,815,731	1,029,318
Payments received in advance	924,913	3,330,235
Boat sale deposits	—	151,572
Payments reimbursed	—	(8,131)
Transferred to revenues	(997,224)	(2,718,943)
Deconsolidation on sale of subsidiary	(928,833)	—
Currency translation	13,055	31,680
Closing balance	827,642	1,815,731

15. Lease liabilities

	2024	2023
	$	$
Opening balance	2,641,794	2,415,549
Additions	237,469	921,498
Repayment	(650,461)	(726,893)
Interest on lease liability	116,170	139,132
Lease termination	(1,160,649)	(151,800)
Deconsolidation on sale of subsidiary	(937,427)	—
Currency translation	12,896	44,308
Closing balance	259,792	2,641,794

Current	122,077	647,638
Non-current	137,715	1,994,156
	259,792	2,641,794

Future undiscounted lease payments as at August 31, 2024 are as follows:

$
Less than one year	125,719
One to five years	147,878
273,597

Included in rent expense is $915,532 of short-term lease expense [2023 – $127,511, 2022 - $58,663]. The lease liabilities have a weighted average interest rate of 5.01% [2023 – 5.79%, 2022 – 5.40%].

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

16. Long-term debt

	2024	2023
	$	$
The government assistance loan is non-interest bearing until December 31, 2022 at which time the loan bears interest at 5% per annum. The loan must be repaid by December 31, 2025.	—	40,000

Term loans, bearing interest at rates varying between 9.44% and 13.87%, repayable in monthly instalments of $13,609, ending December 2026.	458,640	265,329

	458,640	305,329
Current portion of long-term debt	101,397	271,546
	357,243	33,783

17. Derivative liabilities

Warrants issued to common shareholders

On January 19, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 4,108 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of U.S. $568.35 ($760.05).

On February 17, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 3,520 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of U.S. $568.35 ($765.45).

On April 19, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 2,826 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of U.S. $568.35 ($761.40).

On June 16, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 3,659 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of U.S. $546.75 ($722.25).

On August 2, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 3,662 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of U.S. $546.75 ($724.95).

On September 20, 2023, as part of a share subscription [note 19], the Company issued warrants with the option to purchase 2,763 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of U.S. $546.75 ($734.40).

On December 13, 2023, the Company agreed to reduce the exercise price of 20,358 of its previously issued warrants to U.S. $141.75 ($191.23). For the fiscal year ended August 31, 2024, the Company recorded a loss of $896,458 related to the re-pricing of these instruments in net finance (income) expense [August 31, 2023 – nil] [note 23].

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

The table below lists the assumptions used to determine the fair value of these warrant grants or issuances. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

Issuance date	Original Exercise price	Market price	Expected volatility	Risk-free interest rate	Expected life
	$	$	%	%	[years]

January 19, 2023	760.05	760.05	100	3.4	3
February 17, 2023	765.45	816.75	100	4.0	3
April 19, 2023	761.40	749.25	75	3.9	3
June 16, 2023	722.25	742.50	75	4.1	3
August 2, 2023	724.95	688.50	75	4.8	3
September 20, 2023	734.40	594.00	75	4.8	3

Issuance date	Revised Exercise price	Number of warrants outstanding	Weighted average remaining contractual life
	$	#	[years]

January 19, 2023	191.23	4,108	1.39
February 17, 2023	191.23	3,520	1.47
April 19, 2023	191.23	2,826	1.63
June 16, 2023	191.23	3,659	1.79
August 2, 2023	191.23	3,662	1.92
September 20, 2023	191.23	2,763	2.05

As at August 31, 2024, the derivative liabilities related to the warrants issued to common shareholders amounted to $30,564 [August 31, 2023 – $5,558,822]. For the fiscal year ended August 31, 2024, the Company allocated transaction costs of $149,472 related to the warrants issued to common shareholders during the period, which were recorded in net finance (income) expense [August 31, 2023 – $718,546] [note 23].

The table below summarizes the movement in the derivative liabilities related to the warrants issued to common shareholders during the fiscal years ended August 31, 2024 and 2023:

	As at August 31, 2024	As at August 31, 2023
	$	$

Opening balance	5,558,822	—
Additions	765,733	7,614,510
Effect on fair value of repricing of warrants	896,458	—
Change in estimate of fair value	(7,190,449)	(2,055,688)
Closing balance	30,564	5,558,822

For the fiscal year ended August 31, 2024, the Company recorded a gain of $7,190,449 related to the valuation of these instruments in net finance (income) expense [August 31, 2023 – $2,055,688] [note 23].

Series A Convertible Preferred Shares

On December 13, 2023, the Company authorized the issuance of Series A Convertible Preferred Shares. This class of shares ranks senior to the Voting Common Shares but retains no voting rights. They have a stated value of US$1,000 per share and are convertible into Voting Common Shares of the Company at the election of the holder at any time at a price of US$141.75 per share, exercise price subject

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

to adjustment. The Series A Convertible Preferred Shares are convertible at the election of its holder into that number of Voting Common Shares determined by dividing its stated value (plus any and all other amounts which may be owing in connection therewith) by the exercise price, subject to certain beneficial ownership limitations which prohibit any holder from converting into an amount of Voting Common Shares that would cause such holder to beneficially own more than 4.99% of the then outstanding Voting Common Shares). On the one-year anniversary of the original issuance date, the Series A Convertible Preferred Shares will automatically convert into Voting Common Shares at the lesser of the then exercise price, and 80% of the average volume-weighted average price of the Company’s Voting Common Shares during the five trading days ending on, and including, such date. In no event shall the conversion price for the Series A Convertible Preferred Shares be less than US$40.50, subject to adjustment herein. The holder also receives 7 warrants to purchase Voting Common Shares per US$1,000 stated value of the Series A Convertible Preferred Shares held that are exercisable for a period of 5 years from the issuance date at a price of US$141.75 per share. In addition, the holder receives an option to purchase one additional Series A Convertible Preferred Share and 7 warrants to purchase Voting Common Shares per each Series A Convertible Preferred Share held for a period of 6 months from the issuance date at the stated value of US$1,000.

On December 21, 2023, the Company issued 3,000 Series A Convertible Preferred Shares and 21,169 warrants to purchase Voting Common Shares for a total cash consideration of $4,036,025 (US$3,000,000). For the fiscal year ended August 31, 2024, the Company incurred transaction costs of $615,306 related to this issuance, which were recorded in net finance (income) expense [August 31, 2023 – Nil] [note 23].

During the fiscal year ended August 31, 2024, 650 Series A Convertible Preferred Shares were converted into 11,642 Voting Common Shares at a value of $301,997 [Note 19].

On August 16, 2024, 21,169 warrants to purchase Voting Common Shares issued to Series A Convertible Preferred shareholders were exchanged for 41,858 Voting Common Shares and 475 Pre-Funded Warrants [Note 19]. As a result of this transaction, the Company recorded a loss of $1,715,543 in net finance (income) expense [August 31, 2023 – nil] [note 23] with a corresponding increase in Capital Stock [Note 19].

Given the variability associated with the various components of this instrument, these instruments were recorded as derivative liabilities and will be subject to fair value adjustments at the issuance date and at subsequent balance sheet dates. The fair value was determined using the Monte Carlo simulation run under the Geometric Brownian Motion. Since the fair value is based on valuation using unobservable market inputs, the Company did not recognize the loss on initial recognition. The difference between the fair value at initial recognition and the transaction price was deferred and is recognized over time based on the individual terms of each financial instrument. This difference determined was due to delays in negotiations, the changes in the capital market and the Company’s liquidity situation.

The table below summarizes the movement in the derivative liabilities related to the Series A Convertible Preferred Shares including the related warrants and option to purchase additional Series A Convertible Preferred Shares and related warrants during the fiscal years ended August 31, 2024 and 2023:

	As at August 31, 2024	As at August 31, 2023
	$	$

Opening balance	—	—
Fair value at issuance	12,744,593	—
Deferred loss at issuance	(8,737,194)	—
Revaluation at the end of the period	(10,336,357)	—
Amortization of the deferred loss during the period	7,325,187	—
Conversion to Voting Common Shares during the period [Note 19]	(301,997)	—
Closing balance	694,232	—

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

For the fiscal year ended August 31, 2024, the Company recorded a gain of $3,011,170 related to the valuation of these instruments in net finance (income) expense [August 31, 2023 – nil] [note 23].

Series B Convertible Preferred Shares

On December 13, 2023, the Company authorized the issuance of Series B Convertible Preferred Shares. This class of shares ranks senior to the Voting Common Shares but retains no voting rights. They have a stated value of US$1,000 per share and are convertible into Voting Common Shares of the Company at the election of the holder at any time at a price of US$141.75 per share, exercise price subject to adjustment. The Series B Convertible Preferred Shares are convertible at the election of its holder into that number of Voting Common Shares determined by dividing its stated value (plus any and all other amounts which may be owing in connection therewith) by the exercise price, subject to certain beneficial ownership limitations which prohibit any holder from converting into an amount of Voting Common Shares that would cause such holder to beneficially own more than 4.99% of the then outstanding Voting Common Shares). On the one-year anniversary of the original issuance date, the Series B Convertible Preferred Shares will automatically convert into Voting Common Shares at the lesser of the then exercise price, and 80% of the average volume-weighted average price of the Company’s Voting Common Shares during the five trading days ending on, and including, such date. In no event shall the conversion price for the Series B Convertible Preferred Shares be less than US$40.75, subject to adjustment herein. The holder also receives 7 warrants to purchase Voting Common Shares per US$1,000 stated value of the Series B Convertible Preferred Shares held that are exercisable for a period of 5 years from the issuance date at a price of US$141.75 per share.

On January 17, 2024, the Company issued 3,000 Series B Convertible Preferred Shares and 21,165 warrants to purchase Voting Common Shares for a total cash consideration of $4,044,900 (US$3,000,000). For the fiscal year ended August 31, 2024, the Company incurred transaction costs of $839,195 related to this issuance, which were recorded in net finance (income) expense [August 31, 2023 – Nil] [note 23].

Given the variability associated with the various components of this instrument, these instruments were recorded as derivative liabilities and will be subject to fair value adjustments at the issuance date and at subsequent balance sheet dates. The fair value was determined using the Monte Carlo simulation run under the Geometric Brownian Motion. Since the fair value is based on valuation using unobservable market inputs, the Company did not recognize the loss on initial recognition. The difference between the fair value at initial recognition and the transaction price was deferred and is recognized over time based on the individual terms of each financial instrument. This difference determined was due to delays in negotiations, the changes in the capital market and the Company’s liquidity situation.

The table below summarizes the movement in the derivative liabilities related to the Series B Convertible Preferred Shares including the related warrants during the fiscal years ended August 31, 2024 and 2023:

	As at August 31, 2024	As at August 31, 2023
	$	$

Opening balance	—	—
Fair value at issuance	6,888,006	—
Deferred loss at issuance	(2,841,008)	—
Revaluation at the end of the period	(4,642,780)	—
Amortization of the deferred loss during the period	1,674,778	—
Accelerated amortization of the deferred loss during the period	376,598	—
Closing balance	1,455,594	—

For the fiscal year ended August 31, 2024, the Company recorded a gain of $2,591,404 related to the valuation of these instruments in net finance (income) expense [August 31, 2023 – nil] [note 23].

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

With respect to the deferred loss at issuance, the portion of this balance that was applicable to the warrants issued to the Series B Convertible Preferred shareholders was written off completely at August 31, 2024 because the amount of the deferred loss balance at year-end exceeded the fair value attributable to these instruments at that date. As such, the Company recorded an accelerated loss of $376,598 on these warrants at August 31, 2024 [August 31, 2023 – Nil].

18. Related party transactions

Companies related through common ownership

EB Rental Ltd. [prior to June 3, 2021] [note 5]

7858078 Canada Inc. [prior to June 3, 2021] [note 5]

Montana Strategies Inc. [prior to April 25, 2024]

Strategies EB Inc. [prior to April 25, 2024] [note 30]

Key management personnel of the Company have control over the following entities

California Electric Boat Company Inc.

9335-1427 Quebec Inc.

9519-0682 Quebec Inc.

Hurricane Corporate Services Ltd.

Mac Engineering, SASU – Since February 16, 2021

Ultimate founder shareholders and their individually controlled entities

Alexandre Mongeon

Patrick Bobby

Robert Ghetti

Immobilier R. Ghetti Inc.

Société de Placement Robert Ghetti Inc.

The following table summarizes the Company’s related party transactions for the fiscal years ended August 31,:

	2024	2023	2022
	$	$	$
Expenses
Research and Development
Mac Engineering, SASU	2,759,362	545,892	666,178

Office salaries and benefits
Montana Strategies Inc.	—	29,059	62,462

The Company leases its Boisbriand premises from California Electric Boat Company Inc. Prior to August 1, 2024, this lease was accounted for as a right-of-use asset and lease liability. However, on August 1, 2024, the lease was renegotiated for a one year term only and ceased to be accounted for as a right-of-use asset and lease liability.  As such, as at August 31, 2024, the right-of-use asset for this lease was nil [August 31, 2023 – $1,270,955] and the lease liability was nil [August 31, 2023 – 1,395,732] [notes 9 and 15]. For the fiscal year ended August 31, 2024, rent expense of $22,446 [August 31, 2023 – nil] was recorded under the renegotiated lease.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

Remuneration of directors and key management of the Company

	2024	2023	2022
	$	$	$
Wages	1,856,453	2,447,827	2,324,770
Share-based payments – capital stock	115,577	433,263	—
Share-based payments – stock options	141,797	382,196	2,560,031
	2,113,827	3,263,286	4,884,801

At the end of the year, the amounts due to and from related parties are as follows:

	2024	2023
	$	$
Share subscription receivable
9335-1427 Quebec Inc.	25,000	25,000
Alexandre Mongeon	14,200	14,200
	39,200	39,200

Current advances to (from) related party
Alexandre Mongeon	(84,616)	20,135

Amounts due to related parties included in trade and other payable
Alexandre Mongeon	86,152	19,384
Xavier Montagne	11,615	10,454
Raffi Sossoyan	11,500	—
Patrick Bobby	—	13,847
Kulwant Sandher	—	8,654
California Electric Boat Company	197,862	—
Mac Engineering, SASU	1,006,541	9,935
	1,313,670	62,274

Advances from related parties are non - interest bearing and have no specified terms of repayment.

19. Capital stock

Authorized

Voting Common Shares – Series Founder, Series Investor 1, Series Investor 2, voting and participating

Non-Voting Common Shares, non-voting

Preferred shares, without par value, non-cumulative annual dividend, redeemable at their issue price, non-participating, non-voting

Pre-Funded Warrants, exercisable at the option of the holder into Voting Common Shares of the Company at an exercise price of CAD$0.001 on a one-for-one basis with no expiry date

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

Issued

	2024	2023
	$	$
163,403 Voting Common Shares [2023 – 82,795]	55,382,754	50,395,717
475 Pre-Funded Warrants [2023 – nil]	38,725	—
	55,421,479	50,395,717

Subscription and issuance of Voting Common Shares

During the year ended August 31, 2023, the Company issued a total of 2,229 Voting Common Shares to third parties in exchange for marketing services and board fees provided to the Company valued at $1,670,415. For such transactions, the value of the services was paid for with shares, the number of shares being determined by dividing the value of the services provided by the price of the shares on the stock exchange at time of their issuance.

During the year ended August 31, 2023, the Company issued 426 Voting Common Shares upon the exercises of two former employees and a consultant’s stock options.

During the year ended August 31, 2023, the Company issued 17,775 Voting Common Shares and warrants to purchase Voting Common Shares, respectively as part of the financing rounds for a total cash consideration price of $12,012,591, net of transaction costs of $1,225,676. The warrants issued are to purchase 17,775 Voting Common Shares of the Company for a period of three years from the issuance date at an exercise price at U.S. $568.35 [note 17].

During the year ended August 31, 2024, the Company issued a total of 7,545 Voting Common Shares to third parties in exchange for marketing, management consulting services, and board fees provided to the Company valued at $1,262,934. For such transactions, the value of the services was paid for with shares, the number of shares being determined by dividing the value of the services provided by the price of the shares on the stock exchange at time of their issuance.

During the year ended August 31, 2024, the Company issued 2,763 Voting Common Shares and warrants to purchase Voting Common Shares, as part of the financing rounds for a total cash consideration price of $1,781,194, net of transaction costs of $246,298. The warrants issued are to purchase 2,763 Voting Common Shares of the Company for a period of three years from the issuance date at an exercise price at U.S. $546.75 [note 17].

During the year ended August 31, 2024, the Company issued a total of 11,642 Voting Common Shares upon the conversion of 650 Series A Convertible Preferred Shares [note 17].

On August 16, 2024, 21,169 warrants to purchase Voting Common Shares issued to Series A Convertible Preferred shareholders were exchanged for 41,858 Voting Common Shares and 475 Pre-Funded Warrants [Note 17].

On August 22, 2024, On August 22, 2024, the Company implemented a reverse stock split, consolidating every 15 Voting Common shares into 1 Voting Common Share.  As a result of the round up feature for fractional shares, the Company issued an additional 16,800 Voting Common Shares.

20. Share-based payments

Description of the plan

The Company has a fixed option plan. The Company’s stock option plan is administered by the Board of Directors. Under the plan, the Company’s Board of Directors may grant stock options to employees, advisors and consultants, and designates the number of options and the share price pursuant to the new options, subject to applicable regulations. The options, when granted, will have an exercise price of no less than the estimated fair value of shares at the date of grant.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

Stock options

On multiple grant dates, the Company granted stock options at exercise prices varying between $138.47 and $2,199.15 per share to directors, officers, employees and consultants of the Company. The stock options will expire 5 to 10 years from the grant dates.

The Company recognizes share-based payments expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the year ended August 31, 2024 amounts to $220,752 [2023 – $1,136,182; 2022 - $2,699,481]. The table below lists the assumptions used to determine the fair value of these option grants. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

	Exercise	Market	Expected	Risk-free	Expected
Grant date	price	price	volatility	interest rate	life
	$	$	%	%	[years]
May 27, 2020	499.50	499.50	84	0.4	5
May 27, 2020	375.30	499.50	84	0.4	5
October 23, 2020	499.50	499.50	97	0.4	5
November 24, 2020	2,199.15	1,759.05	101	0.4	5
November 24, 2020	766.80	772.20	75	3.6	4
February 23, 2021	2,126.25	2,031.75	103	0.6	5
May 14, 2021	766.80	772.20	75	3.6	3
July 14, 2021	1,248.75	1,216.35	105	0.7	5
September 21, 2021	1,194.75	1,158.30	106	0.9	5
January 22, 2022	762.75	745.20	107	1.5	5
November 30, 2022	822.15	822.15	107	3.1	5
December 1, 2022	787.05	787.05	107	3.0	5
March 22, 2023	777.60	693.90	75	3.6	2
March 25, 2023	778.95	706.05	75	3.6	3
March 25, 2023	778.95	706.05	75	3.6	4
April 20, 2023	781.65	711.45	75	3.6	5
December 29, 2023	612.43	199.80	76	3.1	5
January 26, 2024	138.47	145.80	76	3.5	5

The following tables summarize information regarding the option grants outstanding as at August 31, 2024:

		Weighted
	Number of	average
	options	exercise price
	#	$
Balance at August 31, 2022	12,664	1,273.40
Granted	666	785.25
Forfeited	(1,991)	1,302.08
Stock options modifications	(2,741)	780.30
Exercised	(427)	386.64
Balance at August 31, 2023	8,171	704.76
Granted	742	375.98
Forfeited	(1,055)	823.16
Balance at August 31, 2024	7,858	657.77

On March 25, 2023, 3,334 options previously granted to directors and officers of the Company with exercise price ranging from U.S. $1,001.70 ($1,212.30) to U.S. $1,687.50 ($2,199.15) and five-year term were cancelled and the Company agreed to issue 1,889 stock options with an exercise price of U.S. $568.35 ($780.30). The modification of these stock options granted resulted in an increase in the

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

fair value of the stock options at the date of modification of $129,800, recorded as stock-based compensation expense for the year ended August 31, 2023.

	Number of	Weighted average	Weighted average
Exercise price	options	grant date	remaining	Exercisable
range	outstanding	fair value	contractual life	options
$	#	$	[years]	#
138.47 – 499.50	3,679	309.59	1.12	3,553
612.43 – 787.05	3,881	336.47	3.51	3,574
822.15 – 1,194.75	38	646.65	3.25	19
2,199.15	260	1,259.55	6.25	260

Warrants

On November 23, 2020, the Company granted the underwriter the option to purchase 1,125 Voting Common Shares of the Company for a period of five years from the date of the initial public offering at an exercise price of U.S. $1,687.50 ($2,276.61).

On August 5, 2022, the Company granted the underwriter the option to purchase 371 Voting Common Shares of the Company for a period of four years from the grant date at an exercise price of U.S. $1,080.00 ($1,457.03).

On December 21, 2023, the Company granted the underwriter the option to purchase 1,023 Voting Common Shares of the Company for a period of five years from the grant date at an exercise price of U.S. $141.75 ($191.23).

		Number of	Weighted average
		warrants	remaining
Grant date	Exercise price	outstanding	contractual life
	$	#	[years]
November 23, 2020	2,276.61	1,125	1.23
August 5, 2022	1,457.03	371	0.93
December 21, 2023	191.23	1,023	4.31

The Company recognizes share-based payments expense for warrant grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the fiscal year ended August 31, 2024 amounts to $175,236 [August 31, 2023 – nil]. The table below lists the assumptions used to determine the fair value of these warrant grants. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

				Risk-free
	Exercise	Market	Expected	interest	Expected
Grant date	price	price	volatility	rate	life
	$	$	%	%	[years]
November 23, 2020	2,276.61	1,759.05	100	0.4	5
August 5, 2022	1,457.03	972.00	100	2.9	3
December 21, 2023	191.23	247.05	76	4.0	5

21. Revenues

	2024	2023	2022
	$	$	$
Sales of boats	1,752,750	1,287,979	2,459,365
Sales of parts and boat maintenance	95,168	324,720	97,721
Boat rental and boat club membership revenue	1,946,427	4,038,803	4,793,860
	3,794,345	5,651,502	7,350,946

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

Revenues from external customers for the fiscal year ended August 31, 2024 were primarily from the U.S. The table below provides the breakdown disclosed in comparative periods:

	Sale of	Rental of	2023
	electric boats	electric boats	Total
	$	$	$
Canada	348,570	—	348,570
USA	1,078,124	4,038,803	5,116,927
Other	186,005	—	186,005
	1,612,699	4,038,803	5,651,502

	Sale of	Rental of	2022
	electric boats	electric boats	Total
	$	$	$
Canada	557,639	—	557,639
USA	1,292,666	4,793,861	6,086,527
Other	706,780	—	706,780
	2,557,085	4,793,861	7,350,946

22. Grants and investment tax credits

During the year ended August 31, 2024, the Company recognized grants and investment tax credits amounting to $66,761 [August 31, 2023 – $232,882; August 31, 2022 - $1,458,632], of which nil are presented against research and development expenses [August 31, 2023 – $144,032; August 31, 2022 – $1,408,840], nil against cost of sales [August 31, 2023 – nil; August 31, 2022 - $8,535] and nil as a reduction of property and equipment and intangible assets [August 31, 2023 – nil; August 31, 2022 - $40,584]. Office salaries and benefits are presented net of $66,761 [August 31, 2023 – $88,850; August 31, 2022 - nil] of grants.

23. Net finance (income) expense

	2024	2023	2022
	$	$	$
Interest and bank charges	249,627	142,117	184,895
Interest income	(64,118)	(113,334)	(379,288)
Foreign currency exchange gain	(48,881)	(208,132)	(251,947)
Transaction costs [note 17]	1,860,335	719,167	—
Gain on derivative liabilities [note 17]	(12,081,094)	(2,055,688)	—
Loss on securities exchange [note 17]	1,715,543	—	—
Loss on warrant re-pricing [note 17]	887,827	—	—
Loss (gain) on Debentures [note 8]	—	(88,666)	670,000
	(7,480,761)	(1,604,536)	223,660

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

24. Income taxes

The income tax expense on the Company’s loss before tax differs from the theoretical amount that would arise using the federal, provincial and foreign statutory tax rates applicable. The difference is as follows:

	2024	2023	2022
	$	$	$
Income taxes at the applicable tax rate of 26.5% [2023 – 26.5%; 2022 – 26.5%]	(3,793,762)	(5,606,886)	(3,406,162)
Adjustment in respect of current and deferred income tax of previous year	789,334	(72,894)	(4,396)
Permanent differences	2,526	70,418	823,119
Change in recognition of deferred income tax assets	2,746,439	5,328,487	2,816,417
Other	—	—	29,365
Total income tax (recovery) expense	(255,463)	(280,875)	258,343

Deferred income taxes reflect the net tax impact of temporary differences between the value of assets and liabilities for accounting and tax purposes. The main components of the deferred tax expense and deferred tax assets and liabilities were as follows:

	Balance as at	Recognized			Balance as at
	August 31,	in net			August 31,
	2023	loss	Deconsolidated	Other	2024
	$	$	$	$	$
Temporary differences
Property and equipment	(184,176)	(50,882)	198,275	(3,686)	(40,469)
Intangibles	(255,278)	26,428	(2,594)	36	(231,408)
Net operating losses	9,354,764	3,019,259	(120,802)	—	12,253,221
Financing fees	732,369	140,459	—	—	872,828
Research and development	987,997	79,352	—	—	1,067,349
Difference in timing of recognition	755,900	34,737	(233,328)	2,569	559,878
Right-of-use asset	(603,989)	340,679	222,297	(3,446)	(44,459)
Lease liability	664,308	(363,979)	(261,506)	6,458	45,281
Net capital losses	50,418	—	—	—	50,418
Unrecognized deferred tax assets	(11,478,990)	(2,960,676)	—	—	(14,439,666)
Deferred tax liability	23,323	265,377	(197,658)	1,931	92,973

The net operating losses carried forward and deductible temporary differences for which deferred tax assets have not been recognized amounted to $54,489,000 as at August 31, 2024 [2023 - $45,415,000]. Of these amounts, $46,369,000 [2023 - $35,333,000] relates to net operating losses carried forward, that will expire between 2040 and 2044 and $4,271,000 [2023 - $3,541,000] relates to research and development expenditures, which can be carried forward indefinitely.

As of August 31, 2024, the Company has available Canadian federal non-refundable investment tax credits of $678,000 [2023 - $642,000] related to research and development expenditures which may be used to reduce Canadian federal income taxes payable in future years. These non-refundable investment tax credits will expire between 2041 and 2043. The benefits of these non-refundable investment tax credits have not been recognized in the consolidated financial statements.

25. Capital disclosures

The Company’s objectives in managing capital are:

a.	to safeguard the entity’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and
b.	to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

Capital is regarded as total equity, as recognized in the statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents.

The Company manages and adjusts its capital structure considering changes in economic conditions. To maintain or adjust its capital structure, the Company may issue debt or new shares. Financing decisions are generally made on a specific transaction basis and depend on such things as the Company’s needs, capital markets and economic conditions at the time of the transaction. Management reviews its capital management approach on an ongoing basis and believes that this approach is reasonable, given the size of the Company.

The Company does not have any externally imposed capital compliance requirements at August 31, 2024.

26. Financial risk management and fair value measurement

Fair value measurement and hierarchy

The fair value measurement of the Company’s financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the “fair value hierarchy”):

a.	Level 1: Quoted prices in active markets for identical items [unadjusted];
b.	Level 2: Observable direct or indirect inputs other than Level 1 inputs; and
c.	Level 3: Unobservable inputs [i.e., not derived from market data].

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

The carrying amount of trade and other receivables, advances from related parties and trade and other payables are assumed to approximate their fair value due to their short-term nature.

The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

Classified as Level 3, the fair value of Debentures was estimated using the partial differential equation model to value convertible debentures that include a call feature. Key assumptions used in the model include volatility, which was based on actual trading data, difference in volatility since initial issuance of the instrument and similar instruments on the market, and credit spread, which was based on corporate bond yield spreads in the market and credit spread data for similar public companies. The model included a fair value adjustment based on an initial calibration exercise. During the fiscal year ended August 31, 2023, the Company recorded an impairment loss on the Debentures based on the estimated recoverable amount of the financial asset [note 8].

The fair value of the derivative liabilities related to the warrants issued is classified as Level 3 in the fair value hierarchy and is calculated using the Black-Scholes Option Pricing Model using the historical volatility of comparable companies as an estimate of future volatility. As at August 31, 2024, the Company used volatility of approximately 83% to 88% over the remaining contractual life in order to determine the fair value of the derivative liabilities.

The fair value of the derivative liabilities related to the Series A and B Convertible Preferred Shares is classified as Level 3 in the fair value hierarchy and is calculated using the Monte Carlo simulation run under the Geometric Brownian Motion model. The significant input assumptions into the model for each valuation date include the starting share price, a 70% volatility applied to the Series A and Series B Convertible Preferred Shares as at the issuance date, a 75% volatility applied to the Series A and Series B Convertible Preferred Shares as at August 31, 2024 and a risk-free rate based on the U.S. treasury rates matching the duration of each component of the Series A and Series B Convertible Preferred Shares.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

Financial risk management

The Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.

[a] Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has a strict code of credit, including obtaining instalment payments, obtaining agency credit information and setting appropriate credit limits. The maximum exposure to credit risk at the reporting date, is the carrying amount of financial assets. The Company does not hold any collateral.

Credit risk related with the Debentures is reflected in the fair value of the instrument [note 8].

Trade and other receivables are generally written off when there is no reasonable expectation of recovery. Indicators of this include the failure for a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments.

[b] Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its financial obligations as they fall due. The Company is exposed to liquidity risk primarily from its trade and other payables, other financial liabilities and long-term debt.

	Contractual	Less than
	cash flows	one year	1-5 years
	$	$	$
August 31, 2024
Trade and other payables	2,062,044	2,062,044	—
Long-term debt	458,640	101,397	357,243
	2,520,684	2,163,441	357,243

August 31, 2023
Trade and other payables	550,836	550,836	—
Other financial liabilities	113,694	113,694	—
Long-term debt	305,329	231,546	73,783
	969,859	896,076	73,783

[c] Interest rate risk

The Company is exposed to interest rate risk on its variable rate bank indebtedness and variable and fixed rate long-term debt. Fixed-rate borrowings expose the Company to fair value risk while variable rate borrowings expose the Company to cash flow risk.

[d] Foreign exchange risk

Foreign exchange risk is the risk that future cash flows or fair value of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables and borrowings are denominated and the respective functional currencies of the Company and its subsidiaries.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

The Company has certain financial assets and liabilities denominated in United States dollars. The Canadian dollar equivalent carrying amounts of these assets and liabilities are as follows:

	2024	2023
	$	$
Cash	38,107	3,258,419
Trade and other receivables	28,488	188,001
Trade and other payables	2,224,737	800,149

Sensitivity

A reasonably possible 5% strengthening (weakening) of the U.S. dollar against the Canadian Dollar at the reporting date would have increased (decreased) net loss and other comprehensive loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Net Loss		Other Comprehensive Income
	+5%	-5%	+5%	-5%
	$	$	$	$
August 31, 2024	107,907	(107,907)	(17,658)	17,658

27. Segment information

The Company operates in two reportable business segments.

The two reportable business segments offer different products and services, require different processes and are based on how the financial information is produced internally for the purposes of monitoring operating results and making decisions about resource allocation and performance assessment by the Company’s Chief Operating Decision Maker.

The following summary describes the operations of each of the Company’s reportable business segments:

a.	Sale of electric boats – manufacture of customized electric boats for consumer market and sale of boat parts maintenance, and
b.	Rental of electric boats – short-term rental operation and boat club membership.

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

	Year ended August 31, 2024
	Sale of	Rental of	Inter-segment
	electric boats	electric boats	eliminations	Total
	$	$	$	$
Revenue from external customers	1,847,918	1,946,427	—	3,794,345
Revenue from other segments	487,000	16,962	(503,962)	—
Segment revenues	2,334,918	1,963,389	(503,962)	3,794,345
Segment gross profit (loss)	570,268	1,095,179	(168,009)	1,497,438

Segment loss before tax	(4,180,670)	(9,078,914)	(1,056,499)	(14,316,083)
Research and development	2,739,022	—	—	2,739,022
Office salaries and benefits	2,890,588	416,832	—	3,307,420

	Year ended August 31, 2023
	Sale of	Rental of	Inter-segment
	electric boats	electric boats	eliminations	Total
	$	$	$	$
Revenue from external customers	1,612,699	4,038,803	—	5,651,502
Revenue from other segments	867,097	336,683	(1,203,780)	—
Segment revenues	2,479,796	4,375,486	(1,203,780)	5,651,502
Segment gross profit (loss)	(242,590)	1,966,466	(187,450)	1,536,426

Segment loss before tax	(20,363,838)	(623,856)	(170,367)	(21,158,061)
Research and development	5,938,010	—	(233,098)	5,704,912
Office salaries and benefits	2,769,196	1,237,246	7,739	4,014,181

	August 31, 2022
	Sale of	Rental of	Inter-segment
	electric boats	electric boats	eliminations	Total
	$	$	$	$
Revenue from external customers	2,557,086	4,793,860	—	7,350,946
Revenue from other segments	820,383	80,842	(901,225)	—
Segment revenues	3,377,469	4,874,702	(901,225)	7,350,946
Segment gross profit (loss)	596,570	2,839,970	(150,975)	3,285,565

Segment (loss) profit before tax	(13,632,377)	872,787	(93,852)	(12,853,442)
Research and development	2,242,794	—	—	2,242,794
Office salaries and benefits	2,384,746	951,053	—	3,335,799

	August 31, 2024
	Sale of	Rental of	Inter-segment
	electric boats	electric boats	Eliminations	Total
	$	$	$	$
Segment assets	19,737,669	2,960,124	(11,277,388)	11,420,241
Cash	28,108	35,018	—	63,126
Additions to property and equipment	280,587	487,000	(185,744)	599,578
Segment liabilities	8,306,618	1,151,501	(1,013,824)	8,400,254

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

	August 31, 2023
	Sale of	Rental of	Inter-segment
	electric boats	electric boats	Eliminations	Total
	$	$	$	$
Segment assets	20,344,002	13,941,898	(10,239,388)	24,046,512
Cash	3,025,565	333,692	—	3,359,257
Additions to property and equipment	194,820	974,533	(185,744)	983,609
Segment liabilities	10,154,031	3,341,868	(1,013,824)	12,482,075

The Company has disclosed the above amounts for each reportable segment because they are regularly reviewed by the Chief Operating Decision Maker.

28. Additional cash flows information

Financing and investing activities not involving cash:

	2024	2023	2022
	$	$	$
Additions to right-of-use assets	237,469	921,498	234,608
Lease termination	1,160,649	101,471	273,652

29. Commitments

In addition to the obligations under leases [note 15], the Company is subject to supply agreements with minimum spend commitments. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next years, is as follows:

$
2025	3,180,531
2026	1,283,257

In October 2021, EB Rental FL Corp. has entered into lease arrangement for premises, which have not commenced yet and therefore related right-of-use asset and lease liability are not recorded as at August 31, 2024. The lease offers EB Rental FL Corp. a termination clause in case certain contractual requirements are not met by the lessor at the lease commencement date.

The Company’s undiscounted lease commitments related to this lease are as follows as at August 31, 2024:

$
2025	53,964
2026	162,971
2027	166,231
2028 and thereafter	459,320
842,486

30. Deconsolidation of subsidiary

On April 25, 2024, the Company sold 100% of the shares of EB Rental, Ltd., which previously facilitated its electric boat rental operations located in Newport Beach, California, to EB Strategies Inc. for $1,089,302. The Company continues to own and operate its electric boat rental operations in Ventura, California and Palm Beach, Florida. Up until April 25, 2024, EB Strategies Inc was considered a related party whose controlling shareholder was a member of management of the Company’s boat rental operation. His employment and association with the Company ended at the close of this transaction.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2024

These consolidated financial statements have been prepared based on the books and records maintained by the Company, and the subsidiaries that it controls. However, due to the above sale of EB Rental, Ltd., the control over this subsidiary was deemed to have been lost as of April 25, 2024. As such, the Company ceased consolidating this subsidiary as at April 25, 2024.

The gain on the disposal of EB Rental, Ltd. at the deconsolidation date was determined as follows:

	$
Fair Value Consideration received		1,089,302

Add: EB Rental, Ltd. net deficit at disposal
- EB Rental Ltd. share capital at disposal	(100)
- EB Rental Ltd. deficit at disposal	165,427	165,327

Less: Goodwill attributable to EB Rental, Ltd.		(1,079,040)

Total gain on deconsolidation date		175,589

On the deconsolidation date, EB Rental, Ltd.’s net assets (liabilities) were determined as follows:

$

Current assets	363,825
Right of use assets	804,596
Property, plant and equipment	555,875
Other assets	83,726
Current liabilities	(1,132,115)
Lease liabilities	(937,427)
Other comprehensive income	96,193

(165,327)

31. Subsequent events

On September 16, 2024, the Company issued 377,778 Voting Common Shares as part of a public offering for a total cash consideration of $4,621,620, net of transaction costs of $1,088,964.

During the month of September 2024, 400 Series A Convertible Preferred Shares were converted into 9,877 Voting Common Shares

During the months of September, October and November 2024, the Company issued a total of 124,642 Voting Common Shares to third parties in exchange of sub-contracting services provided to the Company related to marketing and investor relations.

During the months of October and November 2024, the Company issued 695,583 Voting Common Shares as part of an “at the market” public offering for a total cash consideration of US$2,572,680, less transaction costs of US$77,252. The Company is entitled to issue up to US$11.75 million worth of Voting Common Shares under this offering.

On October 8, 2024, the Company implemented a reverse stock split, consolidating every 9 Voting Common shares into 1 Voting Common Share.  As a result of the round up feature for fractional shares, the Company issued an additional 195,203 Voting Common Shares.